October 26, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Re:                                         VALERITAS HOLDINGS, INC.

Registration Statement on Form S-1 (Registration No. 333-226958)

Concurrence in Acceleration Request Withdrawal

Ladies and Gentlemen:

Oppenheimer & Co. Inc., as representative of the underwriters (the “Representative” and each of Oppenheimer & Co Inc., BTIG, LLC, and National Securities Corporation, an “Underwriter”) for the referenced offering, hereby concur in the request by Valeritas Holdings, Inc. that previous request for acceleration by letter originally dated October 23, 2018, and revised on October 25, 2018, of the above-referenced Registration Statement be withdrawn.

Very truly yours,

As Representative of the underwriters

OPPENHEIMER & CO. INC.

By:	/s/Eric Helenek
Name: Eric Helenek
Title: Managing Director

BTIG, LLC

By:	/s/ Charles Mather
Name: Charles Mather
Title: Managing Director

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP — Head of Investment Banking